News release

Sun Life

Sun Life to Acquire Majority Stake in Crescent Capital Group LP

A firm with close to 30 years experience in alternative credit investing to join SLC Management

TORONTO, ON, LOS ANGELES, CA and WELLESLEY, MA – (October 21, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced it intends to acquire a majority stake in Crescent Capital Group LP ("Crescent"), a global alternative credit investment manager. Crescent has approximately US$28 billion in Assets under Management (approximately C$38 billion), as of June 30, 2020. Headquartered in Los Angeles with offices in New York, Boston and London, Crescent has more than 180 partners and employees.

Crescent will form part of SLC Management, Sun Life's alternatives asset management business. The acquisition will extend SLC Management's solutions in alternative credit, which will benefit existing and prospective clients.

This transaction provides Crescent the opportunity to bring Sun Life's investment capital and SLC Management's relationships together with Crescent's alternative credit expertise and track record. This will support the expansion of existing and new, adjacent strategies for the benefit of both firms' constituencies, and further enable Crescent to meet the growing needs of its institutional client base as they allocate more capital to alternative credit in search of yield.

Sun Life will acquire a 51% interest in Crescent for up to US$338 million (approximately C$450 million), consisting of an upfront payment of US$276 million (approximately C$370 million) and a future payment of up to US$62 million (approximately C$80 million) based on the achievement of certain milestones. As part of the transaction, Crescent's equity holders will retain carried interests in existing funds along with certain assets and their respective economics. The transaction has a put / call option that will allow the transfer of remaining interests approximately five years from closing. Crescent will continue to operate independently under its current leadership and will retain its distinct brand, office locations and clients.

Founded in 1991, Crescent is one of the longest tenured credit managers in the industry and is a leading investor in mezzanine debt, middle market direct lending in the US and Europe, high-yield bonds and broadly syndicated loans.

Sun Life has committed to co-invest up to US$750 million (approximately C$1 billion) in Crescent's investment strategies, supporting the launch of new products and creating alignment with Crescent's investors.

"We're excited that Crescent will be joining SLC Management. Crescent has an excellent track record in alternative credit investing and an exceptional reputation in the industry," said Steve Peacher, President, SLC Management. "SLC Management and Crescent share a common vision based on delivering outstanding performance for our investors."

"This partnership represents the next stage of growth for Crescent. In getting to know the team at Sun Life and SLC Management, we feel confident our clients will benefit from the significant seed capital they are providing, their deep understanding of the asset management business, and commitment to Crescent retaining full investment and operational independence of the firm," said Mark Attanasio, Co-Founder and Managing Partner of Crescent Capital Group LP.

"With our longstanding investment track record, we look forward to further building up on our existing alternative credit investment capabilities, as well as providing clients with new investment strategies as the demand for yield grows globally among our roster of leading institutional investors," added Jean-Marc Chapus, Co-Founder and Managing Partner of Crescent Capital Group LP.

Attanasio and Chapus added, "We have spent considerable time with Dean Connor and Steve Peacher along with their teams. Together we believe our firms' complementary cultures will further benefit our employees, clients, investors, and stakeholders."

"We've been looking to expand our alternative credit capabilities for some time now, offering our clients a broader, deeper array of investment solutions across the public and private credit markets, infrastructure, real estate equity and debt," added Peacher.

SLC Management, Sun Life and Crescent are signatories of the Principles of Responsible Investing (PRI) and committed to sustainable investing practices.

Moelis & Company LLC and Sullivan & Cromwell LLP acted as exclusive financial advisor and legal counsel respectively to Crescent. Skadden, Arps, Slate, Meagher & Flom LLP served as Sun Life's legal counsel and Berkshire Global Advisors LP served as their financial advisors.

The transaction is expected to close in late 2020, subject to receipt of regulatory approvals and satisfaction of customary closing conditions. Crescent currently serves as the investment adviser of Crescent Capital BDC, Inc. ("Crescent BDC," NASDAQ: CCAP), a business development company. Upon completion of the transaction, Crescent is expected to become a majority-owned subsidiary of SLC Management and, subject to the approval of Crescent BDC's shareholders, remain the investment adviser of Crescent BDC.

Slides related to this announcement are available at www.sunlife.com.

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About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2020, Sun Life had total assets under management of $1,122 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management
SLC Management is a global institutional asset manager that offers institutional investors traditional, alternative, and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt.

SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. ("Sun Life") under which Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate.

BentallGreenOak and InfraRed Capital Partners (InfraRed) are also part of SLC Management. BentallGreenOak and is a leading, global real estate investment management advisor and a globally-recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe.

As of June 30, 2020, SLC Management has assets under management of C$262 billion (US$193 billion).

About Crescent Capital Group LP
Crescent is a global credit investment manager with approximately US$28 billion of assets under management. For nearly 30 years, the firm has focused on below investment grade credit through strategies that invest in marketable and privately-originated debt securities including senior bank loans, high yield bonds, as well as private senior, unitranche, and junior debt securities. Crescent is headquartered in Los Angeles with offices in New York, Boston, and London and more than 180 employees globally. For more information about Crescent, visit www.crescentcap.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

About Crescent Capital BDC, Inc.
Crescent BDC is a business development company that seeks to maximize the total return of its stockholders in the form of current income and capital appreciation by providing capital solutions to middle market companies with sound business fundamentals and strong growth prospects. Crescent BDC utilizes the extensive experience, origination capabilities and disciplined investment process of Crescent. Crescent BDC is externally managed by Crescent Cap Advisors, LLC, a subsidiary of Crescent. Crescent BDC has elected to be regulated as a business development company under the Investment Company Act of 1940. For more information about Crescent BDC, visit www.crescentbdc.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

Forward-looking information
In this news release, "we", "our" and "us" refer to Sun Life and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our growth strategies and strategic objectives, (ii) relating to our anticipated acquisition of a majority stake in Crescent Capital, (iii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) that include words such as "intends to", "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business, including the assumption that the transaction will be completed. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following are transactional risk factors that could have an adverse effect on the forward-looking statements in this news release: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction on Sun Life and Crescent Capital. These risks all could have an impact on Sun Life's business relationships (including with future and prospective employees, Clients, distributors and partners) and could have an adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2019 under the heading "Risk Factors" and other regulatory filings of ours filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

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Sun Life Media Relations Contact:
Rajani Kamath
Associate Vice-President
Corporate Communications
t. 416-979-6070
Rajani.kamath@sunlife.com

Sun Life Investor Relations Contact:
Leigh Chalmers
Senior Vice-President
Head of Investor Relations & Capital Markets
t. 647-256-8201
Investor.relations@sunlife.com

Crescent Capital Media Relations Contact:
Bill Mendel
Owner
Mendel Communications
t. 212-397-1030
bill@mendelcommunications.com

Crescent BDC Investor Relations:
Daniel McMahon
Vice-President
Head of Public Investor Relations
t. 212-364-0149
Daniel.mcmahon@crescentcap.com